JET CHEER INVESTMENTS LTD.
Akara Building
24 De Castro Street
Wickhams Cay 1
Road Town
Tortola, British Virgin Islands

August 23, 2010

Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Washington, DC 20549

Re:	Jet Cheer Investments Ltd.
Form 20-F
Filed June 22, 2010
File No. 000-54016

Ladies and Gentlemen:

Jet Cheer Investments Ltd., pursuant to Rule 477, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s registration statement on Form 20-F (File No. 000-54016).  We are requesting withdrawal of the registration statement to permit us to resolve certain disclosure issues raised by the Staff of the Securities and Exchange Commission prior to the effectiveness of the registration statement.  We intend to submit a new registration statement with appropriate revisions.

If you have any questions or require further information regarding this application, please contact our counsel, Robert Brantl, at 914-693-3026.

Sincerely,

/s/ Wei Guo

Wei Guo
Chief Executive Officer